Exhibit 99.1

Fuel Systems Stockholder Meeting Scheduled For Tuesday, May 31

~ Fuel Systems' Board of Directors recommends Fuel Systems stockholders vote "FOR" the Merger with Westport ~

~ Compelling merger edging closer to completion ~

VANCOUVER, May 2, 2016 /CNW/ - Westport Innovations Inc. (TSX: WPT / Nasdaq: WPRT) ("Westport"), engineering the world's most advanced natural gas engines and vehicles, reported today that Fuel Systems Solutions, Inc. (Nasdaq: FSYS) ("Fuel Systems") has scheduled its Special Meeting of Stockholders to vote on the proposed business combination between Westport and Fuel Systems (the "Merger") for May 31, 2016. The Fuel Systems Board of Directors is recommending that Fuel Systems stockholders vote "FOR" the proposal to adopt the amended merger agreement, which is necessary to complete the Merger.

The approval is one of the final steps to completing this transaction and follows the Special Meeting of Westport Shareholders, at which 95% of votes cast were in favour of the resolution relating to the Merger.

"Westport's leadership team brings a thorough and strategic plan to achieve synergies and drive growth. Our position is clear: we believe the Merger will provide long-term value to shareholders of Westport and Fuel Systems along with benefits for customers, business partners and employees. The combined company will bring together a complementary mix of products, technology and R&D; strong customer relationships; and talented employee bases, representing a compelling and unique opportunity to create one of the world's premier fuel, vehicle and engine companies," says David Demers, CEO of Westport.

"Our shareholders have spoken and clearly believe, as do we, that this merger will create a stronger company with greater scale, global reach and substantial synergies. We look forward to working together as one company as we await the results of Fuel Systems' stockholder meeting."

Benefits of the Merger to Shareholders of both companies and Board Recommendations

The Westport Board of Directors believes that the Merger will provide the shareholders of both companies with a number of significant strategic and financial benefits, including:

•	Scale – The combined company is expected to deliver scale and expertise to compete effectively, grow, and deliver strong shareholder returns.
•	Strength – The combined company is expected to benefit from a strengthened balance sheet and enhanced liquidity, and to be positioned for continued investment and long-term financial stability. On a pro forma basis, the combined company had approximately $89 million in cash and short-term investments as of December 31, 2015.
•	Global reach – The combined company will have a broad global reach enabling it to best serve customers and distributors. It will offer state-of-the-art facilities on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets. It will also bring together strong product brands including: Emer, Prins, OMVL, BRC, IMPCO, Zavoli and more.
•	Enhanced R&D and product development – The Merger will combine Westport's expertise in medium- and heavy-duty, and high horsepower applications with Fuel Systems' core focus and development efforts in automotive and industrial applications. The combined technological expertise and product development will span from passenger cars to heavy-duty trucks to locomotives, and from marine applications to stationary power.
•	Deep OEM relationships – The combined company is expected to have strong Original Equipment Manufacturer (OEM) relationships. Both companies have built long-standing relationships with OEMs such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Corporation, Subaru of Fuji Heavy Industries, Mitsubishi Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR Inc., Weichai and Cummins.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

Westport has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4, which includes the revised proxy statement of Fuel Systems that also constitutes a prospectus. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REVISED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and stockholders are able to obtain free copies of the revised proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the revised proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Fuel Systems in respect of the proposed transactions contemplated by the revised proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the revised proxy statement/prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This press release contains certain "forward looking statements" within the meaning of federal securities laws. Words such as "anticipates", "believes", "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward looking statements. Forward looking statements are not statements of historical fact and reflect Fuel Systems' and Westport's current views about future events. This press release contains forward-looking statements, including statements regarding the Merger, the anticipated benefits of the Merger, amended merger agreement, the anticipated timing of the Fuel Systems' stockholders meeting, and related matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the approval of the Merger by Fuel Systems stockholders, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Investor Relations, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:46e 02-MAY-16